Thomas M. Brandt, Jr.
Sr. Vice President & CFO
Voice: 410/280-1001
Confidential Fax: 410/280-1048 tbrandt@telecomsys.com

September 23, 2013

Kathleen Collins

Accounting Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Washington, D.C. 20549

Re: TeleCommunication Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 8-K Filed May 2, 2013

File No. 000-30821

Dear Ms. Collins:

In your letter dated September 9, 2013 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended December 31, 2012, within ten business days (which would be Monday, September 23, 2013), or advise you when we would provide a response.

We respectfully request a two week extension of time to October 7, 2013, to complete our written response. Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (410) 280-1001.

Respectfully,

/s/ Thomas M. Brandt, Jr.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com